UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-41884

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

3rd Floor, Genesis House, Unit 18, Genesis Close,

George Town, P.O Box 10655,

Grand Cayman KY1-1006,

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Directors. SRIVARU Holding Limited (the “Company”) announced today that, effective June 28, 2026, Mr. Selvaraj Krishnan was appointed as a director of the Company in accordance with the Company’s Articles of Association. Effective June 29, 2026, Mr. Mohanraj Ramasamy resigned as a director of the Company. Following these changes, Mr. Krishnan serves as the sole director of the Company.

Change of Registered Agent and Registered Office. On July 6, 2026, Amicorp Cayman Fiduciary Limited (“Amicorp”) notified the Company of its decision to resign as the registered agent and registered office of the Company in the Cayman Islands, with such resignation to take effect sixty (60) calendar days from the date of the notice, being September 4, 2026. As of the date of this report, the Company has not appointed a successor registered agent or registered office.

Update on Financial Condition. To date, the Company has been unable to raise additional capital to fund its operations. The Company is evaluating all options available to it. No decision with respect to any option has been made, and there can be no assurance as to the outcome of these efforts.

Cautionary Note Regarding Forward-Looking Statements. This report contains forward-looking statements. These statements are based on the Company’s current expectations and are subject to significant risks and uncertainties, including, among others, the Company’s ability to obtain additional financing, its ability to continue as a going concern, the outcome of its evaluation of available options, and its ability to appoint a successor registered agent and registered office. Actual results may differ materially from those expressed or implied by these forward-looking statements. The Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026	SRIVARU Holding Limited

/s/ Selvaraj Krishnan
Selvaraj Krishnan
Director